Via EDGAR

August 19, 2022

Ms. Nasreen Mohammed and Mr. Joel Parker
Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Wendy’s Company
Form 10-K for the Fiscal Year Ended January 2, 2022
Filed March 1, 2022
File No. 001-02207

Dear Ms. Mohammed and Mr. Parker:

We are responding in electronic form to the letter dated August 8, 2022 (the “Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding The Wendy’s Company (the “Company”) Annual Report on Form 10-K for the fiscal year ended January 2, 2022 (the “Form 10-K”).

All dollar amounts referred to herein are in millions.

For your convenience, the comments from the Letter have been repeated below in italics followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended January 2, 2022

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operations, page 38

1.We note your presentation of Restaurant Margin. Please expand your disclosure to explain the limitations on the usefulness of company-operated restaurant margins to emphasize that it excludes costs that are necessary to support the operations of your restaurants. This comment also applies to your Form 10-Q and Item 2.02 Form 8-K for the fiscal quarter ended April 3, 2022.

Company Response

The Company acknowledges the Staff’s comment and will provide expanded disclosure in substantially the following form regarding restaurant margin in future filings:

•Restaurant Margin - We define restaurant margin as sales from Company-operated restaurants less cost of sales divided by sales from Company-operated restaurants. Cost of sales includes food and paper, restaurant labor and occupancy, advertising and other operating costs. Cost of sales excludes certain costs that support restaurant operations that are not allocated to individual restaurants, which are included in “General and administrative.” Cost of sales also excludes depreciation and amortization expense and impairment of long-lived assets. Therefore, as restaurant margin as presented excludes certain costs as described above, its usefulness may be limited and may not be comparable to other similarly titled measures of other companies in our industry.

Restaurant margin is influenced by factors such as price increases, the effectiveness of our advertising and marketing initiatives, featured products, product mix, fluctuations in food and labor costs, restaurant openings, remodels and closures and the level of our fixed and semi-variable costs.

2.Your results of operations year-to-year comparison for revenue identifies multiple factors for material changes in each of the revenue categories without quantifying the impact of each. Please quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.

Company Response

The Company acknowledges the Staff’s comment and confirms that in future filings, to the extent the Company’s results of operations present material changes from period to period in its revenue categories, it will quantify the factors cited to which material changes are attributed. The following provides an illustration of the proposed future disclosure using the Company’s most recently filed Form 10-Q for the second fiscal quarter ended July 3, 2022 as an example:

Sales	Second Quarter			Six Months
	2022	2021	Change	2022	2021	Change
Sales	$230.9	$193.5	$37.4	$440.1	$382.6	$57.5

The increase in sales for the second quarter and the first six months of 2022 was primarily due to (1) the Company’s acquisition of 93 franchise-operated restaurants in Florida during the fourth quarter of 2021 of $43.5 million and $85.2 million, respectively, (2) a 2.9% increase in Company-operated same-restaurant sales of $6.0 million and $9.7 million, respectively, and (3) net new restaurant development of $1.9 million and $2.6 million, respectively. These increases were partially offset by the sale of 47 Company-operated restaurants in New York during the second quarter of 2021 of $14.5 million and $41.8 million, respectively. Company-operated same-restaurant sales increased due to higher average check, partially offset by a decrease in customer count. Company-operated same-restaurant sales during the first six months of 2021 benefited from government stimulus payments to consumers during the first quarter of 2021, which did not recur in the first six months of 2022.

Franchise Royalty Revenue and Fees	Second Quarter			Six Months
	2022	2021	Change	2022	2021	Change
Franchise royalty revenue	$125.0	$119.5	$5.5	$236.8	$227.9	$8.9
Franchise fees	18.4	17.1	1.3	35.6	31.6	4.0
	$143.4	$136.6	$6.8	$272.4	$259.5	$12.9

Franchise royalty revenue during the second quarter of 2022 increased $5.5 million, of which (1) $4.3 million was due to a 3.7% increase in global franchise same-restaurant sales and (2) $1.0 million was due to a net increase in the number of franchise restaurants in operation during 2022 compared to 2021. Franchise royalty revenue during the first six months of 2022 increased $8.9 million, of which (1) $6.8 million was due to a 3.1% increase in global franchise same-restaurant sales and (2) $2.5 million was due to a net increase in the number of franchise restaurants in operation during 2022 compared to 2021. Franchise same-restaurant sales during the second quarter and the first six months of 2022 increased due to higher average check, partially offset by a decrease in customer count. Franchise same-restaurant sales during the first six months of 2021 benefited from government stimulus payments to consumers during the first quarter of 2021, which did not recur in the first six months of 2022.

The increase in franchise fees during the second quarter and the first six months of 2022 was primarily due to higher fees for providing information technology services to franchisees of $0.4 million and $5.2 million, respectively. The increase in franchise fees during the first six months of 2022 reflects the one-month waiver of technology fees during the first quarter of 2021, partially offset by the accelerated recognition of franchise fees of $1.7 million associated with canceled development agreements during the first six months of 2021.

Franchise Rental Income	Second Quarter			Six Months
	2022	2021	Change	2022	2021	Change
Franchise rental income	$58.6	$60.9	$(2.3)	$116.5	$119.7	$(3.2)

The decrease in franchise rental income during the second quarter and the first six months of 2022 was primarily due to the impact of terminating existing leases where the Company was lessor in connection with the Company’s acquisition of franchise-operated restaurants in Florida during the fourth quarter of 2021 of $2.0 million and $4.0 million, respectively. This decrease was partially offset by the impact of the sale of Company-operated restaurants in New York during the second quarter of 2021.

Advertising Funds Revenue	Second Quarter			Six Months
	2022	2021	Change	2022	2021	Change
Advertising funds revenue	$104.9	$102.3	$2.6	$197.4	$191.7	$5.7

The increase in advertising funds revenue during the second quarter and the first six months of 2022 was primarily due to an increase in franchise same-restaurant sales in the U.S. and Canada.
_______________

On behalf of the Company, thank you for your consideration of our response. If you have any questions, need further information or would like to discuss any of the information covered in this letter, please contact me at (614) 764-3331.

Sincerely,

/s/ Leigh A. Burnside

Leigh A. Burnside
Senior Vice President, Chief Accounting Officer and
Chief Financial Officer U.S.

cc:    Arthur B. Winkleblack, Chair, Audit Committee of the Board of Directors
Gunther Plosch, Chief Financial Officer
Lisa Vannis, Deloitte & Touche LLP